KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR

July 24, 2023

Ms. Stacie Gorman
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C.  20549

Re:	Connect Invest II LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 3 File No. 024-11466

Dear Ms. Gorman:

This letter is submitted on behalf of Connect Invest II LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Post-Qualification Amendment No. 3 to its Offering Statement on Form 1-A filed on June 23, 2023 (“PQA No. 3”), as set forth in your letter dated July 13, 2023 addressed to Mr. Todd B. Parriott, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing an amendment to PQA No. 3 (the “Amendment”), which includes changes to PQA No. 3 to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company. Capitalized terms used herein and not otherwise defined have the meaning given to them in the Amendment.

Amendment No. 1 to Post-Qualification Amendment No. 2

General

1.	We acknowledge your revised disclosure in response to prior comment 3. Please further revise your disclosures, including the cover page, to clarify that the aggregate amounts of each series of notes sold include notes that are labeled as such series but may have or had different maturity dates and different interest rates. With respect to

July 24, 2023 Page 2

the description of your rollover program, please also further revise to clarify, whether at maturity, investors will have the opportunity to determine into which series of notes they would want to roll over the principal or to withdraw the principal. Please also further explain the method of calculation the company will use to determine the amount available under the offering cap at any particular point in time for the issuances of notes from rollovers.

Response: The Company has added disclosure on the cover page of the offering circular and pages 5 and 30 in response to the Staff’s comments.

2.	We acknowledge your responses to prior comments 1 and 4. Please note that based on the representations and the facts contained in your response, we are not issuing further comments at this time, but we are not expressing any agreement or legal conclusion on the issues raised in those comments.

Response: The Company acknowledges the Staff’s comment.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Mr. Todd B. Parriott Connect Invest II LLC